Ford Credit Auto Receivables Two LLC

One American Road

Dearborn, Michigan  48126

October 23, 2013

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington D.C.  20549

Re:                             Ford Credit Auto Receivables Two LLC
Amendment No. 2 to Registration Statement on Form S-3
Filed on June 17, 2013; File No. 333-189385

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Ford Credit Auto Receivables Two LLC (the “Registrant”) hereby respectfully requests the acceleration of the effective date of the above-captioned Registration Statement, which was filed on June 17, 2013 and amended on October 7, 2013 and October 23, 2013 (as amended, the “Amended Registration Statement”), such that the Amended Registration Statement becomes effective at 11:00 A.M. on Friday, October 25, 2013 or as soon thereafter as practicable.

The Registrant acknowledges that (1) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (2) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (3) the Registrant may not assert staff comments and the declaration of effectiveness of the Registration Statement as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Very truly yours,

FORD CREDIT AUTO RECEIVABLES TWO LLC

By:	/s/ Susan J. Thomas
Name:	Susan J. Thomas
Title:	Secretary